EX1U-1 UNDR AGMT 4 vid_ex13.htm SETTLEMENT AGREEMENT

Exhibit 1.3

CONFIDENTIAL DRAFT
FOR SETTLEMENT PURPOSES ONLY
FED. R. EVID. 408 AND ALL SIMILAR PRIVILEGES

SETTLEMENT AGREEMENT

This **Settlement Agreement** (together with exhibits hereto), is made and entered into as of August 26, 2020 by and between the **Studios**, and **VidAngel, Inc.** (by and through the Trustee, and, with respect to Sections 1, 2, and 7, and portions of Sections 6 and 8, the **Harmon Parties**.

This Settlement Agreement, and the rights, duties and obligations of the **Parties** hereunder, shall become effective and fully binding on the Parties on the first calendar day after the date of entry by the **Bankruptcy Court** of final orders (a) approving this Settlement Agreement pursuant to Federal Rule of Bankruptcy Procedure 9019 (the "**Approval Order**") and (b) confirming a Joint Chapter 11 Plan (together with all exhibits thereto, the "**Joint Chapter 11 Plan**" or "**Plan**") jointly proposed by the Studios and the Trustee in the **Bankruptcy Case** (the "**Confirmation Order**").

RECITALS

WHEREAS, on October 18, 2017 (the "**Petition Date**"), the Debtor filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code, thereby initiating Case No. 17-29073 KRA (the "**Bankruptcy Case**") currently pending in the United States Bankruptcy Court for the District of Utah (the "**Bankruptcy Court**");

WHEREAS, each of the Studios is a holder of a claim, as defined in section 101(5) of the Bankruptcy Code, against the Debtor, arising out of the **California Action** and judgment in favor of the Studios for $62,448,750.00 in statutory damages;

WHEREAS, Neal Harmon and Jeffrey Harmon are officers of and, through a closely held company, the largest shareholders in VidAngel;

WHEREAS, on August 28, 2019, the Bankruptcy Court entered an Order appointing the Trustee following the Studios' and VidAngel's stipulation to appoint a Chapter 11 Trustee;

WHEREAS, since August 28, 2019, the Trustee, as Chapter 11 Trustee of VidAngel, has fulfilled the obligations and performed the duties imposed on a Chapter 11 bankruptcy trustee, including the obligations and duties set forth in 11 U.S.C. § 1106;

WHEREAS, the Parties hereby intend to resolve the Bankruptcy Case and California Action, including appeals, as well as establish a mechanism for resolution of actual or potential future disputes regarding certain conduct by VidAngel and/or the Harmon Parties regarding the Studios' Copyrighted Works, on the terms set forth below;

NOW, THEREFORE, in consideration of the foregoing and the premises, mutual covenants, and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

SECTION 1. Definitions:

A. **Parties:** The Parties (collectively "**Parties**") to the Settlement Agreement are:

1. **Studios**: Disney Enterprises, Inc., Lucasfilm Ltd. LLC, Twentieth Century Film Corporation, Warner Bros. Entertainment Inc., MVL Film Finance, LLC, New Line Productions, Inc., and Turner Entertainment Co. (each individually a "**Studio**").

2. **Trustee**: George Hofmann, not individually, but in his capacity as Chapter 11 Trustee of VidAngel, Inc. and its Chapter 11 bankruptcy estate.

3. **VidAngel**: VidAngel, Inc. the debtor in *In re: VidAngel, Inc.* Case No. 17-29073 KRA, and following the Effective Date the Reorganized Debtor ("**VidAngel**" or "**Reorganized Debtor**").

B. **Harmon Parties**: (i) Neal Harmon, in his individual capacity, and/or (ii) Jeffrey Harmon, in his individual capacity.

C. **Studio Affiliates** means an affiliated person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Studio, where "control" means possession, directly or indirectly, of the power to direct (or cause the direction of) the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, included on the list of affiliates, provided as a confidential exhibit to the Settlement Agreement. A Studio at any time may amend its list of Affiliates by Written Notice, and the amendment is effective five (5) Business Days after Written Notice.

D. **Copyrighted Work** means a copyrighted Motion Picture (i.e., an audiovisual work such as movies or television programs) in which a Studio or Studio Affiliate owns or controls an exclusive right under the Copyright Act, 17 U.S.C. §§ 101 et seq.

    1. For purposes of the Settlement Agreement, one or more of the following shall conclusively establish that a Motion Picture is a Copyrighted Work:

        a. The name or logo of the Studio or Studio Affiliate appears (i) on the packaging or physical storage media (DVD, Blu-ray disc, 4K/UHD disc, or other physical storage media) of a physical copy of the Motion Picture (if the Reorganized Debtor has, or had on or after the Effective Date, such packaging or physical storage media in its possession) or on an image of the packaging or physical storage media that appears on the IMDB website page for the Motion Picture, or (ii) in a title card or copyright notice that appears in the Motion Picture;

        b. The name of the Studio or Studio Affiliate appears on the IMDB website page (including the "Company Credits" sub-page) for the Motion Picture; or

        c. The name of the Studio or Studio Affiliate appears on a record of the United States Copyright Office relating to the Motion Picture that is accessible using the United State Copyright Office's online research tool.

    2. For Motion Pictures not covered by subsections (a)-(c) of D.1 above, if a Studio provides Written Notice that a Motion Picture is a Copyrighted Work, it will be treated as such five (5) Business Days after such Written Notice. If, as of the date a particular title is added to any service of the Reorganized Debtor (i) none of subsections (a)-(c) of D.1 above applies, and (ii) a Written Notice has not been given as stated in the preceding sentence, the Reorganized Debtor shall not be obligated to treat the Motion Picture as a Copyrighted Work unless and until it has been provided Written Notice.

    3. If the Reorganized Debtor is not able to determine after a diligent investigation whether certain Motion Pictures are Copyrighted Works, then on a quarterly basis, starting with the first calendar quarter following the Effective Date, the Reorganized Debtor may make a written inquiry concerning those Motion Pictures by sending to the Studios Written Notice of a list of those Motion Pictures that includes the title, year of release, and entity identified on the copyright notice; provided, however, such list shall be limited to no more than twenty-five (25) such Motion Pictures. Within two (2) weeks of receiving the notice, the Studios shall respond in writing, identifying any work on the list that is a Copyrighted Work.

    4. For purposes of Section 2.A of this Settlement Agreement, the following will not be treated as Copyrighted Works (a) a Motion Picture that consists of a trailer (or similar advertisement) of a movie or television show or other Motion Picture that a Licensed streaming service or other Licensed distributor, without any involvement of the Reorganized Debtor or the Harmon Parties, includes with its stream, transmission, or public performance of a Motion Picture that is not a Copyrighted Work; and (b) a de minimis portion of a Copyrighted Work that appears in the background of a scene in a Motion Picture that is not a Copyrighted Work (by way of example, where a movie in which the Reorganized Debtor and the Harmon Parties have had no involvement includes a scene with a television set in the background, and that television is displaying a de minimis portion of a different movie that is a Copyrighted Work, e.g., the display of de minimis portions of the movie *Casablanca* on a television in the background of a scene in the movie *When Harry Met Sally*).

E.   **Motion Pictures** are, as defined in 17 U.S.C. § 101, audiovisual works consisting of a series of related images which, when shown in succession, impart an impression of motion, together with accompanying sounds, if any; where "audiovisual works" are works that consist of a series of related images which are intrinsically intended to be shown by the use of machines, or devices such as projectors, viewers, or electronic equipment, together with accompanying sounds, if any, regardless of the nature of the material objects, such as films or tapes, in which the works are embodied.

F.   **License** means express written authorization from a Studio or Studio Affiliate that owns or controls the copyright(s) in the applicable Copyrighted Work(s) (a Copyrighted Work subject to a License is "**Licensed**").

G.   **Third Party** means any person or entity (excluding a Party or the Harmon Parties), including without limitation, a customer or subscriber of the Reorganized Debtor or of another business or service.

H.   **Default** means a breach or violation of the Settlement Agreement.

I.   **Strike** refers to each not-Licensed Copyrighted Work that is the subject of a Notice of Default alleging a violation of the No Use Covenant, where the violation is either admitted (expressly or implicitly through waiving a Notice of Dispute) or determined to be a Strike by the Bankruptcy Court, subject to the limitations set forth in Sections 5.A and 5.B.

J.   **Express Covenants** means each of the covenants listed in Section 2, the No Use Covenant (2.A), the Covenant Not to Sue (2.B), and the Covenant Not to Seek Certain Changes to Law (2.C).

K.   **Written Notice** means notice sent in writing as provided in Section 8.A.

L.   **Business Day** means any day other than a Saturday, Sunday or an officially designated legal public holiday as designated in 5 U.S.C. § 6103.

M.   **Cure Period** means, for purposes of Sections 3, 4 and 5.A.2, three (3) Business Days from the date and time Written Notice of the Notice of Default is sent.

N.   **Uncured Default** means a Default not Cured within the Cure Period.

O.   **Bankruptcy Court** means the United States Bankruptcy Court for the District of Utah in which the Bankruptcy Case is pending and, to the extent of any reference under 28 U.S.C. § 157, the unit of the United States District Court for the District of Utah specified pursuant to 28 U.S.C. § 151.

P.   **California Action** means the case captioned *Disney Enterprises, Inc. et al. v. VidAngel, Inc.*, No. 2:16-cv-04109-AB-PLA, filed in the United States District Court for the Central District of California, including any appeals therefrom (which appeals include without limitation Ninth Circuit Case Nos. 19-56174, 20-55352).

Q.   **Monetary Judgment** means the $62,448,750.00 monetary judgment entered September 23, 2019, at Docket No. 525, in the California Action.

R.   **Permanent Injunction** means the Permanent Injunction entered September 5, 2019, at Docket No. 520, in the California Action, which shall remain in full effect.

S.   **Effective Date** means the first calendar day after the date of entry by the Bankruptcy Court of the Approval Order and the Confirmation Order and all other conditions for the Plan to become effective have been satisfied. The Effective Date of this Settlement Agreement and the Joint Chapter 11 Plan shall be the same.

SECTION 2.   **Express Covenants:**

A.   **No Use Covenant:**

    1.   The No Use Covenant shall be binding on the following parties:

        a.   The Reorganized Debtor, which for purposes of this Section 2 includes the Reorganized Debtor's officers, agents, employees, and other persons who receive notice of this No Use Covenant and who are in active concert or participation with the Reorganized Debtor; and

        b.   The Harmon Parties, subject to the limitations herein.

    2.   Duration of the No Use Covenant:

        a.   The No Use Covenant shall be unlimited in duration as to the Reorganized Debtor;

        b.   The No Use Covenant shall have a duration of fourteen (14) years from the Effective Date with respect to the Harmon Parties, subject to the limitations in Section 7.D.2.

    3.   The Reorganized Debtor and/or Harmon Parties shall not, directly or indirectly, without the express written authorization of a Studio or Studio Affiliate that owns or controls the copyright(s) in the applicable Copyrighted Work(s):

        a.   descramble a scrambled Copyrighted Work, decrypt an encrypted Copyrighted Work, or otherwise avoid, bypass, remove, deactivate, or impair technological measures that effectively control access to a Copyrighted Work ("**Circumvention**") or facilitate Circumvention by any Third Party, where the Reorganized Debtor and/or Harmon Parties knows or should know that the Third-Party's Circumvention is not Licensed;

        b.   reproduce a Copyrighted Work or any portion thereof, or facilitate any Third Party's reproduction of the Copyrighted Work(s) or any portion thereof, where the Reorganized Debtor and/or Harmon Parties knows or should know that the Third-Party's reproduction is not Licensed;

        c.   stream, transmit, or publicly perform a Copyrighted Work or any portion thereof, or facilitate any Third Party's streaming, transmitting, or publicly performing a Copyrighted Work or any portion thereof, where the Reorganized Debtor and/or Harmon Parties knows or should know that the Third-Party's streaming, transmitting, or publicly performing is not Licensed; or

        d.   distribute a Copyrighted Work or any portion thereof, or facilitate any Third Party's distribution of a Copyrighted Work or any portion thereof, where the Reorganized Debtor and/or Harmon Parties knows or should know that the Third-Party's distribution is not Licensed.

    4.   In any action to enforce the No Use Covenant, it is not a defense that the conduct of the Reorganized Debtor, Harmon Parties, and/or any Third Party relating to an alleged breach of the No Use Covenant is non-infringing, a fair use, the subject of an implied license, a private performance of a Copyrighted Work, or subject to a defense under Title 17 United States Code.

    5.   Without limiting the foregoing, it is the intent of the parties that the No Use Covenant:

        a.   precludes the Reorganized Debtor and/or Harmon Parties, directly or indirectly, as part of any business or service (whether or not for profit) from offering, or facilitating access by any Third Party to, a Copyrighted Work without a License in connection with such business or service, including without limitation, any service described by the Debtor, the Reorganized Debtor, or the Trustee, as the "Disc-Based Model," the "Stream-Based Model," the "DVR Model," or "Skip TV";

> **b.** precludes any (i) Circumvention, (ii) reproduction, (iii) streaming, transmitting, or publicly performing, or (iv) distribution, of a Copyrighted Work by the Reorganized Debtor, Harmon Parties, or any Third Party without a License as part of any business or service (whether or not for profit) of the Reorganized Debtor;
>
> **c.** precludes the Reorganized Debtor and/or Harmon Parties from facilitating any Third Party's (i) Circumvention, (ii) reproduction, (iii) streaming, transmitting, or publicly performing, or (iv) distribution, of a Copyrighted Work by that Third Party or any other Third Party without a License in connection with any business or service (whether or not for profit) where the Reorganized Debtor and/or Harmon Parties knows or should know that any Third Party that is (i) Circumventing, (ii) reproducing, (iii) streaming, transmitting, or publicly performing or (iv) distributing, a Copyrighted Work does not have a License to do so; and
>
> **d.** does not preclude the Harmon Parties or any officer or employee of the Reorganized Debtor from viewing a private performance of a Copyrighted Work from an authorized copy (e.g., directly through a Licensed platform in compliance with such platform's terms of service).

B. **Covenant Not to Sue:** Neither the Chapter 11 Trustee, nor the Reorganized Debtor, nor the Harmon Parties shall bring an action against any Studio or Studio Affiliate, including without limitation, via declaratory judgment action, claim for equitable relief, motion to modify or clarify the Permanent Injunction, or otherwise, asserting any claims under Title 17 of the United States Code, or any related federal or state law claims; provided, however, that nothing in this Settlement Agreement prevents the Reorganized Debtor or Harmon Parties from bringing an action against any party alleging the infringement of the Reorganized Debtor's or Harmon Parties' exclusive rights in their own Copyrighted Works.

C. **Covenant Not to Seek Certain Changes to Law:** For a period of fourteen (14) years following the Effective Date, no resources of the Reorganized Debtor will be used for lobbying activities directly seeking to amend the Family Movie Act, 17 U.S.C. § 110(11) or to enact or amend any other provisions of law that would allow a person engaged in "filtering," (i.e., making imperceptible, skipping, or removing limited portions of the audio or video content of a Motion Picture or the creation or provision of a computer program or other technology that enables such filtering) to engage in copying, streaming, or distributing of Motion Pictures, or to Circumvent technological measures that control access to copyrighted works, without the written authorization of the copyright owner. For the same fourteen (14) year period, (i) the Harmon Parties shall not engage in such lobbying activities; and (ii) neither the Reorganized Debtor, nor the Harmon Parties, will authorize, encourage, promote, or support any such lobbying activity by any VidAngel officer, director, or employee.

D. **Effective Date of Express Covenants:** The Express Covenants become effective as of the Effective Date and claims alleging a breach of an Express Covenant are limited to conduct occurring on or after the Effective Date.

SECTION 3. **Notice to Reorganized Debtor of Default, Obligation to Cure, Grounds for Disputing Notice of Default:**

A. **General Notice of Default:** If a Studio believes the Reorganized Debtor has breached the Settlement Agreement (e.g., the Reorganized Debtor has failed to comply with payment obligations or violated the Express Covenants, or otherwise defaulted on its obligations under the Settlement Agreement) the Studio may serve the Reorganized Debtor with a Notice of Default setting forth the basis for the Default (and, to the extent applicable, the additional information relating to a violation of the No Use Covenant, described in Section 3.B), via Written Notice.

B. **Notice of Default Relating to the No Use Covenant**: The Notice of Default for a violation of the No Use Covenant shall, to the extent such information is reasonably available to the Studio sending the Notice of Default, (a) identify the Copyrighted Work(s) that the Studio contends is the subject of a Default (including any of its or its Affiliates' Copyrighted Work(s) that the Studio knows is the subject of the violation of the No Use Covenant as of the date of such Notice of Default), (b) identify the conduct of the Reorganized Debtor that the Studio contends violated the No Use Covenant, and (c) to the extent the Studio contends that the violation arises from prohibited "facilitation" of violative conduct by a Third-Party, describe the conduct of the Third-Party. Without waiving any rights with respect to subsequently-identified violations of the No Use Covenant as to Copyrighted Work(s) not identified in the Notice of Default, the Notice of Default shall identify all Copyrighted Works of the Studio or its Affiliates that the Studio knows is being, or has been, Circumvented, reproduced, streamed, transmitted, publicly performed, or distributed in violation of the No Use Covenant.

C. **Reorganized Debtor's Ability to Cure Default of the No Use Covenant (as appropriate, "Cure" or "Cured"):**

    1. To Cure a Default of the No Use Covenant, the Reorganized Debtor must, within the Cure Period, ensure that all conduct in violation of the No Use Covenant that is subject to the Notice of Default has completely ceased, and that the Copyrighted Work is completely removed and made inaccessible from its or their business or service offering.

    2. To Cure a Default of the No Use Covenant based on facilitation, as specified in Section 2.A., the Reorganized Debtor must, as applicable, within the Cure Period, (1) cease all activity facilitating the Third Party's conduct in violation of the No Use Covenant that is subject to the Notice of Default; (2) use all means reasonably available to the Reorganized Debtor to have the Third Party discontinue the conduct subject to the Notice of Default; and (3) agree to cooperate with the Studio in enforcing its rights against the Third Party.

D. **Notice of Dispute:** The Reorganized Debtor has until the expiration of five (5) Business Days of the service of the Notice of Default alleging a violation of the No Use Covenant within which to serve Written Notice of a Notice of Dispute.

    1. The primary grounds for a Notice of Dispute challenging the occurrence of a violation of the No Use Covenant are:

        a. the Motion Picture is not a Copyrighted Work under the Settlement Agreement;

        b. the Copyrighted Work was not (i) Circumvented, (ii) reproduced, (iii) streamed, transmitted, or publicly performed, or (iv) distributed, in violation of the No Use Covenant;

        c. to the extent the Studios contend that the violation arises from prohibited "facilitation" of violative conduct by a Third-Party, whether the Reorganized Debtor violated the prohibitions on facilitation in the No Use Covenant; or

        d. the Default should not count as a Strike because the Reorganized Debtor has met the requirements of Section 5.A. or the number of Strikes should be reduced under 5.B., below.

    2. The Reorganized Debtor is not precluded from raising other defenses that the Bankruptcy Court may consider in its discretion.

    3. The serving of a Notice of Dispute shall not toll or extend the Cure Period nor impact, in any way, the Studios rights to pursue proceedings regarding an Uncured Default of the No Use Covenant as provided in Section 4.A.

E. **Procedure for Resolving Notices of Dispute:** The Parties shall meet and confer within five (5) Business Days after the Notice of Dispute is sent to determine if the issues in the Notice of Dispute can be resolved without court intervention. If the Parties do not informally resolve the issues in a Notice of Dispute, the Reorganized Debtor may, no later than ten (10) Business Days after the meet-and-confer (or the expiration of the time of the meet and confer) file an application in the Bankruptcy Court to resolve any outstanding issue in the Notice of Dispute, as follows:

    1. The application shall be an expedited proceeding before the Bankruptcy Court, subject to the Bankruptcy Court's availability, with no more than fifteen (15) Business Days between the filing of the application and the noticed hearing date. Any written response to the application must be filed and served within two (2) Business Days before the hearing. The Bankruptcy Court may, for good cause shown, allow discovery, increase page limits, or grant an extension of time.

    2. The primary issues for the Bankruptcy Court's determination are whether the Reorganized Debtor has established the grounds for challenging a Notice of Default set forth in Section 3.D.1; provided, however, the Reorganized Debtor is not precluded from raising other defenses that the Bankruptcy Court may consider in its discretion.

F.   **Attorneys' Fees:** In any proceeding on a Notice of Dispute, the prevailing party, as determined by the Bankruptcy Court, shall be entitled to its reasonable attorneys' fees and costs incurred in connection with the Notice of Dispute and proceeding thereon.

G.   **Alternative Jurisdiction:** To the extent the Bankruptcy Court does not accept jurisdiction, the proceedings under Section 3.E above, or Section 4, below, must then be filed with the Federal District Court for the District of Utah (Salt Lake City), and the Parties consent to jurisdiction (and will not dispute jurisdiction) before that Court and agree to stipulate and abide by the same timing considerations described in Section 3.E as above unless ordered otherwise. If both the Bankruptcy Court and the Federal District Court for the District of Utah refuse to accept jurisdiction, the proceedings under Section 3.E above, or Section 4, below, must then be filed with the Third Judicial District Court in and for Salt Lake County, State of Utah, located at Matheson Courthouse, 450 South State Street in Salt Lake City, Utah.

SECTION 4.   Proceedings and Remedies for Reorganized Debtor's Defaults:

A.   **Utah Bankruptcy Court Jurisdiction:** The Studios will pursue their Default Remedies under Section 4.E exclusively in the Utah Bankruptcy Court (or, if applicable, the alternative Utah courts specified in Section 3.G). The Utah Bankruptcy Court (or, if applicable, the alternative Utah courts specified in Section 3.G.) shall have exclusive and continuing jurisdiction to enforce the Express Covenants in Section 2 and any and all remedies on the Note and/or Security Agreement/Compliance Lien. This Section 4.A. does not limit the Studios' rights under Sections 4.B.1.a and b, below.

B.   **Uncured Default of No Use Covenant:** If the Reorganized Debtor has not timely Cured a Default set forth in a Notice of Default of the No Use Covenant, then the affected Studio(s) may pursue any of the forms of relief specified in subsections 4.B.1 and/or 4.B.2.

    1.   **Pursue Relief for a Violation of the Permanent Injunction / File a New Action Seeking Equitable Relief:**

        a.   If the Studio believes the conduct underlying the Uncured Default constitutes a violation of the Permanent Injunction issued in the California Action, the Studio immediately may seek to enforce the Permanent Injunction in the U.S. District Court for the Central District of California ("**California Proceeding**"). In any such California Proceeding, the Studio may request contempt sanctions and injunctive relief, but shall not seek statutory or actual damages.

        b.   The Studio may file a new action based on the conduct underlying the Uncured Default in any court of competent jurisdiction ("**New Action**"), asserting claims under the Copyright Act, DMCA, or other applicable law (but not a contract claim for a Default under this Settlement Agreement). In any New Action the Studio may seek only injunctive relief, including a request for contempt sanctions (including monetary contempt sanctions) in the circumstance that an injunction has issued in a New Action and thereafter is violated, but shall not seek any other relief, including without limitation statutory or actual damages. In any such New Action, to the extent there has been a previous California Proceeding, the Reorganized Debtor may assert any defense arising from or relating to the California Proceeding, including collateral estoppel, res judicata, waiver, estoppel and any other preclusion doctrine. Notwithstanding the foregoing, after the Satisfaction of Note (Section 6.B.2) and Release of Compliance Lien (Section 6.C.3) have occurred, a Studio shall have the right to give written notice to the Reorganized Debtor of its election to terminate the Express Covenants (an "**Election to Terminate**"). If a Studio gives notice of an Election to Terminate, the Studio may thereafter file a New Action for an uncured Default without any limitation on the relief it can seek in that New Action (i.e., it would no longer be limited to seeking only injunctive relief, but could also seek statutory or actual damages and all other remedies provided for under applicable law). If a Studio gives notice of an Election to Terminate, that Studio and that Studios' Affiliates permanently forego their right to bring an Enforcement Action to enforce the Express Covenants.

        c.   With respect to any particular Uncured Default, a Studio may not pursue (a) a California Proceeding after instituting a New Action, or (b) a California Proceeding and a New Action concurrently. However, if a Studio's request for injunctive relief in a California Proceeding is denied on the ground that the California Court determines that the conduct at issue was not within the scope of the Permanent Injunction or for a procedural reason, the Studio thereafter may commence a New Action seeking only injunctive relief as described in section 4.B.1.b, above (unless it has given notice of an Election to Terminate).

d. In any Enforcement Action that is concurrent with or subsequent to a California Proceeding or a New Action (the latter two referred to as "**Injunction Proceeding(s)**"), a Studio shall not, directly or indirectly, seek to introduce or advise the Court in such Enforcement Action of (i) the existence of the Injunction Proceeding or the results of the same, or (ii) any findings, rulings, or orders issued in the Injunction Proceeding. No evidence of any findings, rulings, or orders issued in the Injunction Proceeding adverse to the Reorganized Debtor or the Harmon Parties shall be admissible in any Enforcement Action. If a Studio violates these prohibitions, directly or indirectly, that violation shall constitute a waiver, only as to the Default in issue in such Enforcement Action, of the Studio's right to seek any default remedies other than injunctive relief, and the Default in issue shall not count as a Strike. If the court in the Enforcement Action finds that the Studio has violated any of the foregoing prohibitions, directly or indirectly, the Studio will withdraw the request for Default in the Enforcement Action; provided, however, that the Studio shall not be obligated to withdraw a request that the Court in the Enforcement Action enjoin the continuation or recurrence of conduct that constitutes an Uncured Default.

e. If the Studio does not prevail on the merits in an Injunction Proceeding, the Reorganized Debtor, may introduce or advise the Court in any Enforcement Action of any findings, rulings, or orders issued in an Injunction Proceeding; provided, however, that if the Reorganized Debtor introduces or advises the Court of any such matters, then the Studio may respond, and such response shall not constitute a violation of the prohibitions in subsection c, above.

f. The legal conclusions and factual findings from an Injunction Proceeding shall not be binding in an Enforcement Action to enforce the Default Remedies in the Utah Bankruptcy Court, Utah District Court, or Utah State Court.

2. Institute an Enforcement Action: Unless a Studio has given notice of an Election to Terminate, that Studio may institute an Enforcement Action in the Bankruptcy Court, which shall be an expedited proceeding, noticed with no more than ten (10) Business Days between the filing of the Enforcement Action and hearing, subject to the Bankruptcy Court's availability. Any written opposition to the Enforcement Action must be filed and served within two (2) Business Days before the hearing. The Utah Bankruptcy Court may, for good cause shown, allow discovery, increase in page limits or grant an extension of time. The primary issues for the Bankruptcy Court's decision regarding an Uncured Default of the No Use Covenant are:

a. whether the Notice of Default complied with Section 3.B;

b. whether the Motion Picture is a Copyrighted Work under the Settlement Agreement;

c. whether the Copyrighted Work was (i) Circumvented, (ii) reproduced, (iii) streamed, transmitted, or publicly performed, or (iv) distributed, in violation of the No Use Covenant;

d. to the extent the Studio contends that the violation arises from prohibited "facilitation" of violative conduct by a Third-Party, whether the Reorganized Debtor violated the prohibition on facilitation in the No Use Covenant; or

e. whether the Default was Cured, and if so, Cured within the Cure Period;

f. provided, however, the Reorganized Debtor is not precluded from raising other defenses that the Bankruptcy Court may consider in its discretion.

C. Four Strikes in Five-Year Period:

1. For each Default involving the No Use Covenant, one "Strike" shall be given for each Copyrighted Work that is the subject of the Notice of Default, subject to a determination by the Bankruptcy Court that it shall not count as a "Strike" under the limitations set forth in Sections 5.A or count as fewer Strikes under 5.B. The Reorganized Debtor is only allowed three Strikes in any consecutive five-year period.

2. If the Reorganized Debtor incurs four or more Strikes within any consecutive five-year period, then any Studio may institute an Enforcement Action against the Reorganized Debtor pursuant to the procedures set forth in Section 4.B.2, above. It shall not be a defense to such Enforcement Action that the Defaults were timely Cured.

3. In any Enforcement Action based on four or more Strikes, the primary issues for the Bankruptcy Court's decision are:

   a. whether the Reorganized Debtor has incurred four or more Strikes within a consecutive five-year period;

   b. whether the Notices of Default have either been (i) admitted by the Reorganized Debtor expressly or implicitly through the failure to timely serve a Notice of Dispute; (ii) adjudicated in favor of the Studios by the Bankruptcy Court pursuant to Section 3.E; and

   c. if neither 4.C.3.b (i) or (ii) applies, the other issues referenced in Section 3.D.1.

4. In any Enforcement Action under this Section 4.C, neither the Studios nor the Reorganized Debtor may ask the Bankruptcy Court to revisit Strikes that previously were waived or adjudicated by the Bankruptcy Court (a) in an expedited proceeding pursuant to Section 3.E, or (b) in a prior Enforcement Action.

5. The Reorganized Debtor is not precluded from raising other defenses that the Bankruptcy Court may consider in its discretion.

D. **Other Defaults of the Settlement Agreement:** For Defaults other than for the No Use Covenant, the Parties shall meet and confer within five (5) Business Days after the Notice of Default is sent to determine if the issues in the Notice of Default can be resolved without court intervention. If the Parties do not informally resolve the issues in a Notice of Default, the Reorganized Debtor or any Studio may institute an Enforcement Action pursuant to the procedures set forth in Section 4.B.2. The primary issues for the Bankruptcy Court's decision are whether a Default has occurred and, if so, whether it is excused under the Settlement Agreement; provided, however, that the Reorganized Debtor is not precluded from raising other defenses that the Bankruptcy Court may consider in its discretion.

E. **Remedies for the Studios in an Enforcement Action Against the Reorganized Debtor:**

1. If a Studio prevails in an Enforcement Action for violations of the Express Covenants, including the No Use Covenant, whether pursuant to Section 4.B.2 or 4.C, any Studio shall immediately be entitled to all of the following remedies to be awarded by the Utah Bankruptcy Court (or, if applicable, the alternative Utah courts specified in Section 3.G) against the Reorganized Debtor:

   a. a temporary restraining order, preliminary injunction, or any other injunction to cure the violation of the Express Covenants;

   b. if the Note have not been cancelled as contemplated in Section 6.B.2, immediate acceleration of the Note and entry of a money judgment in the amount of the unpaid portion of the Note;

   c. if the Security Agreement/Compliance Lien is still in effect, the right to foreclose on the collateral pledged under the Security Agreement/Compliance Lien;

   d. if the Note have been cancelled as contemplated in Section 6.B.2, an award of actual damages, if any, directly caused by the breach of contract; and

   e. reasonable attorneys' fees and costs incurred in connection with the Enforcement Action.

2.   If a Studio prevails in an Enforcement Action for Defaults under the Settlement Agreement, other than Defaults of the Express Covenants (which are addressed under Section 4.E.1), that Studio shall be entitled to all of the following remedies to be awarded by the Utah Bankruptcy Court (or, if applicable, the alternative Utah courts specified in Section 3.G) against the Reorganized Debtor:

   a.   contract damages and remedies;

   b.   in the case of an uncured payment default as described in Section 6.B.1.c, immediate acceleration of the Note and payment of damages in the amount of the unpaid portion of the Note;

   c.   in the case of an uncured payment default, if the Security Agreement/Compliance Lien is still in effect, the right to foreclose on the security interest in the Reorganized Debtor's assets and the Harmon Parties' equity in VidAngel, as set forth in the Security Agreement/Compliance Lien; and

   d.   reasonable attorneys' fees and costs incurred in connection with the Enforcement Action.

3.   The Reorganized Debtor agrees that the Studios would be irreparably harmed by and are entitled to injunctive relief for a breach by the Reorganized Debtor of an Express Covenant and that monetary damages would be inadequate, impracticable, and difficult to prove.

4.   The aforementioned remedies are the exclusive remedies available in an Enforcement Action.

SECTION 5.   Limitations on Strikes Against the Reorganized Debtor:

A.   Debtor's Certification of No Copyrighted Works.

1.   On or before September 15, 2020, the Studios will provide the Trustee and the Reorganized Debtor with a non-exhaustive list (or lists) of Copyrighted Works ("**Studios' List(s)**"). To the extent available, the Studios' List will be an Excel spreadsheet containing columns reflecting title, year, and studio. Within 30 days of receipt of the Studios' List(s), with the exception of retaining basic meta data (like the title and years and description of the film) the Reorganized Debtor will certify that no Copyrighted Works identified on the Studios' List(s) are part of the Reorganized Debtor's service or otherwise stored on its computers or servers (regardless of whether those computers or servers are leased or owned by the Reorganized Debtor). If, after the date of the Reorganized Debtor's certification, a Studio provides a Notice of Default for a violation of the No Use Covenant with respect to a Copyrighted Work that appeared on the Studios' List(s) and that occurred after the Reorganized Debtor certification, the Default as to that Copyrighted Work will be deemed a Strike for purposes of Section 4.C (Four Strikes in five-year period).

   a.   The Reorganized Debtor may not maintain digital or other copies of the Copyrighted Works (other than those expressly permitted below). However, the Reorganized Debtor may maintain information regarding the Studios' Copyrighted Works, such as the title, year, and description of the Copyrighted Work, as reasonable or necessary to ensure its past and future compliance with the Permanent Injunction and its future compliance with the No Use Covenant and the Reorganized Debtor may hold and retain:

      i.   original physical copies (DVD, Blu-ray disc, 4K/UHD disc, or other physical storage media) of any Copyrighted Work lawfully obtained by the Reorganized Debtor (but not any copies of Licensed copies);

      ii.   the packaging of physical copies (DVD, Blu-ray disc, 4K/UHD disc, or other physical storage media) of any Copyrighted Work;

      iii.   an image of the packaging or physical storage media, including a screen shot or download from the IMDB website page for any Copyrighted Work;

      iv.   a copy or image of the title card or copyright notice that appears in any Copyrighted Work;

v.   information for any Copyrighted Work listed on the IMDB website page (including the "Company Credits" sub-page); and

vi.   images or copies of any record of the United States Copyright Office relating to a Copyrighted Work..

2.   Within thirty (30) days of receipt of the Studios' List(s), the Reorganized Debtor will provide the Studios with a list of the Motion Pictures that, as of that date, the Reorganized Debtor is currently offering as part of its service ("**VidAngel Certified List**"). To the extent available, the VidAngel Certified List will be an Excel spreadsheet containing columns reflecting title, year, and owner of the copyright. The Reorganized Debtor shall certify that the VidAngel Certified List is complete and does not include any of the Copyrighted Works on the Studios' List(s). If, after the date the Reorganized Debtor provides the Studios with the VidAngel Certified List, a Studio provides a Notice of Default with respect to a Copyrighted Work on the VidAngel Certified List and that Copyrighted Work was not listed in the Studios' List, the Reorganized Debtor shall Cure within the Cure Period. If the Reorganized Debtor timely Cures the Default with respect to such Copyrighted Work, then the Default as to that Copyrighted Work shall not be counted as a Strike or Default. If, after the date the Reorganized Debtor provides the Studios with the VidAngel Certified List, a Studio provides a Notice of Default with respect to a Copyrighted Work that appeared on the Studio's List, then, notwithstanding the Reorganized Debtor's timely Cure of the Default, this can be a Strike for purposes of Section 4.C if all other elements of a Strike are satisfied. If the Reorganized Debtor fails to timely Cure such Default, the Studio will have all rights specified in this Settlement Agreement that are available for any Uncured Default.

B.   Limited Exception in Counting Multiple Works as Multiple Strikes Against the Reorganized Debtor

1.   In connection with a Notice of Default of the No Use Covenant, a Default involving multiple Copyrighted Works, rather than being counted as multiple Strikes, may be counted as a single Strike (the "**Single Strike Exception**") if all of the conditions set forth below are established. The Single Strike Exception may be applied once during any consecutive five (5) year period commencing on the Effective Date.

a.   For the Single Strike Exception to apply, the Reorganized Debtor must establish, by a preponderance of the evidence, all of the following:

i.   The Reorganized Debtor conducted an objectively reasonable investigation to determine whether each Motion Picture was a Copyrighted Work before adding that Motion Picture to its service.

ii.   That for any multiple Copyrighted Works that the Reorganized Debtor seeks to have counted as a single Strike, the Copyrighted Works:

(i)   must have been added to the Reorganized Debtor's service as the result of a technical malfunction, non-deliberate act, or similar mistake; and

(ii)   must have been added within the same consecutive 72-hour period; and

iii.   The Single Strike Exception cannot include Copyrighted Works listed on the Studios' List.

b.   The total number of Copyrighted Works that were part of the Single Strike Exception cannot exceed fifteen (15) Copyrighted Works.

i.   Only for the purpose of counting the total number of Copyrighted Works that are part of the Single Strike Exception, the following rule shall apply for counting episodes within a single season of the same television series: Provided the Reorganized Debtor has established all the other requirements for the Single Strike Exception, then all of the episodes within a single season of the same television series may count as one (1) Copyrighted Work, but this rule may only be applied to a maximum of three (3) seasons, regardless of whether it is the same or a different television series. Once the rule has been applied to three seasons, then each additional episode of any television series (whether from the same television series or a different television series) that is the subject of the Single Strike Exception shall each count as an individual Copyrighted Work for purposes of counting to the limit of 15. By way of example and not of limitation, if there has been a violation of the No Use Covenant with respect to three complete seasons of a single television series and four episodes from a different season of the same series, and if the Reorganized Debtor has established all of the other requirements of this Section, then those three seasons plus four additional episodes shall count as seven (7) Copyrighted Works for purposes of counting to the limit of 15 ((three seasons = three Copyrighted Works) + (four episodes over and above the three seasons = four Copyrighted Works) = seven total Copyrighted Works).

SECTION 6.   The Reorganized Debtor's Note, Payment Obligations, and Security Agreement/Compliance Lien:

A.   **Studios' Claims Are Allowed:** The Studios' Amended Proofs of Claims filed in the Bankruptcy Case shall be allowed in full and shall not be subject to objection, expungement, setoff, recoupment, or appeal.

B.   **Promissory Note:** On the Effective Date, the Reorganized Debtor shall execute and deliver Promissory Note ("**Note**") to the Studios equal to their pro rata portion of $62,461,456, reflecting the Monetary Judgment and unpaid sanctions award in the California Action ("**Studios Monetary Claim**"). These amounts shall be calculated by the Studios. The Permanent Injunction shall remain in full effect and is not considered part of the Studios Monetary Claims.

    1.   The unpaid balance of the Note ($62,461,456 minus any paid amounts) will remain outstanding for fourteen 14 years from the Effective Date (and the Studios will have the right to collect on the unpaid balance as specified in Sections 4.E and 6.B.2). Without limiting the foregoing, the Reorganized Debtor will not have further installment payments due on the Note after timely payment of $9,900,000 (the "**Settlement Amount**").

        a.   The Settlement Amount shall be payable in fifty-six (56) equal quarterly installments of $176,785.72 (payable on January 15, April 15, July 15, and October 15 (or the next business day) of each year over a period of fourteen (14) years) with the first payment due on October 15, 2020.

        b.   Notwithstanding the foregoing in subsection 6.B.1.a., if there are no Strikes against the Reorganized Debtor for at least three (3) years from the Effective Date, and no uncured payment defaults, the Reorganized Debtor may satisfy the Settlement Amount at the end of the three-year period by making an additional lump sum payment to the Studios such that its total payments equal $7.8 million. The Reorganized Debtor, at its option, can extend this period for up to an additional two (2) years (for a total period of five (5) years from the Effective Date) assuming it has no Strikes during both the 3-year initial period and the extended period (i.e., the no-strike and lesser payment periods are co-terminus).

        c.   If the Reorganized Debtor fails to timely make any payment due under the Note (subject to its right to pay the lesser Settlement Amount), such failure to pay shall constitute a Default. If the Reorganized Debtor fails to cure its payment default within five (5) Business Days after a Notice of Default served by the Studios, the Studios shall be entitled to accelerate payment under the Note and foreclose as set forth in the Security Agreement/Compliance Lien.

    2.   Even if the Settlement Amount is timely paid, the remaining balance of the Note shall remain outstanding for fourteen (14) years from the Effective Date. If prior to the expiration of fourteen (14) years, the Studios prevail in an Enforcement Action against the Reorganized Debtor, as set forth in Section 4.E, the Studios shall be immediately entitled to collect the balance of the Studios Monetary Claim (i.e., the Studios Monetary Claim minus any payments previously made by the Reorganized Debtor to the Studios toward the Settlement Amount). If, upon the expiration of fourteen (14) years after the Effective Date, the Settlement Amount is timely paid and there is no Uncured Default and there have not been four Strikes in a consecutive five (5) year period, then the Note shall be cancelled, and the original Note marked "Paid and Cancelled" shall be returned to the Reorganized Debtor (the "Satisfaction of Note").

C.   **Security Agreement and Compliance Lien:** Performance under the Note as well as the Express Covenants shall be secured by a first priority fully perfected lien on all of the Reorganized Debtor's assets and all of the Harmon Parties' equity in VidAngel (the "**Compliance Lien**") as set forth in the Security Agreement to be executed in conjunction with this Agreement ("**Security Agreement**"). The Security Agreement shall be executed and shall become effective on the Effective Date. The Studios shall each be a beneficiary of the Compliance Lien. The other terms and conditions of the Compliance Lien are set forth in the Security Agreement, which Security Agreement is being concurrently negotiated and shall be signed by the Trustee (on behalf of the Reorganized Debtor) and the Harmon Parties and shall include customary commercial terms and provisions. The Harmon Parties shall execute and deliver to the Studios such other and further documents as the Studios deem appropriate to create, attach and perfect the Compliance Lien as it relates to their equity (currently held in the name of a controlled affiliate) in VidAngel, including execution of a stock pledge agreement and a blank stock power of attorney.

1. The Security Agreement/Compliance Lien shall remain in effect for fourteen (14) years to secure the Note and the Express Covenants, regardless of whether the Reorganized Debtor has paid the Settlement Amount as set forth in Section 6.B.1. Until cancelled in accordance with Section 6.B.2, a finding in favor of the Studios in an Enforcement Action shall declare the unpaid balance under the Note to be immediately due, as described above in Sections 4.E and 6.B.2.

2. If and only in the event the Reorganized Debtor makes a written request and the following conditions are all satisfied or waived by the Studios, the Studios shall enter into a written subordination agreement ("**Subordination Agreement**") and thereby subordinate the Compliance Lien and any other lien rights granted to them under this Plan:

    a. No uncured Default exists under the Plan or this Settlement Agreement or any of the Plan Supplement Documents as of the date of execution of the Subordination Agreement;

    b. The subordination in the Subordination Agreement provides only for the subordination of the priority of the Compliance Lien and any other lien rights granted to the Studios under the Plan or this Settlement Agreement or any of the Plan Supplement Documents, and the Subordination Agreement contains no provisions which limit, impair, preclude or purport to limit, impair or preclude the Studios' rights or ability to enforce or pursue remedies granted to them in the event of a Default;

    c. The purpose of the Subordination Agreement is to allow the Reorganized Debtor to obtain secured business loans for working capital to support ongoing or contemplated operations or refinancing of existing debt;

    d. Any subordination of the priority of the Compliance Lien and any other lien rights shall be limited in amount to the greater of Ten Million Dollars ($10,000,000) or 1.15x the balance of Shareholder's Equity (as defined under GAAP) of the Reorganized Debtor, but in no event any greater than Twenty Five Million Dollars ($25,000,000), until the Settlement Amount ($9.9 million or, if applicable, $7.8 million) is paid in full (not limited once the Settlement Amount has been paid). For purposes of clarification, the then-balance of the Studios Monetary Claim will not be included in the ratio while the Settlement Amount has not been fully paid.

    e. The counterparty to the Subordination Agreement must be an arm's length, non-insider third party, including a bank or a credit union;

    f. No proceeds received from the counterparty to the Subordination Agreement may be paid or distributed to any insider of the Reorganized Debtor (except for any salary that may be paid to such insider for services actually rendered in the ordinary course of the Reorganized Debtor's business); and

    g. The Subordination Agreement shall also be signed by the Reorganized Debtor, and shall contain the Reorganized Debtor's express representation and agreement that any default under the loan and security documents of the counterparty to the Subordination Agreement that is not cured within the applicable cure period established by such loan and security documents is an automatic Default under the terms of the Plan and this Settlement Agreement allowing the Studios to immediately enforce their rights and remedies under the Plan and this Settlement Agreement, including their right to enforce the Compliance Lien.

3. Provided the Reorganized Debtor is not in Default (i.e., there is no Notice of Default that is not Cured or the subject of a Notice of Dispute or Enforcement Action proceeding), the Compliance Lien shall be released and eliminated, and the Security Agreement shall expire, fourteen (14) years after the Effective Date (the "Release of Compliance Lien").

4. Neither the expiration of the Security Agreement/Compliance Lien in accordance with Section 6.C.3, nor satisfaction of payment obligations of the Note in accordance with Section 6.B.2, shall relieve the Reorganized Debtor of its obligations to comply with the Express Covenants.

D. **Merging of Claims:** The Studios' proofs of claims in the Bankruptcy Case and the Monetary Judgment in the California Action will be superseded by this Settlement Agreement, the Plan, Note, and the Security Agreement after all of the following events have occurred: (1) entry of the Approval Order and Confirmation Order and the occurrence of the Effective Date; (2) the dismissal of the appeals in the California Action; and (3) execution and delivery of the Note and the Security Agreement. After the foregoing events have occurred, the Studios will have the rights and remedies as provided for in the Settlement Agreement, the Plan, Note, and the Security Agreement and will not seek to enforce the Monetary Judgment in the California Court or any other court of competent jurisdiction. The Studios will continue to have all rights and remedies under the Settlement Agreement, Plan, Note, and Security Agreement, including collecting on the balance of the Note (reflecting the full amount of the Studios Monetary Claims) if they prevail on an Enforcement Action. The Studios will continue to have all rights and remedies under the Permanent Injunction. The parties will file a notice of settlement with the California Court in the form attached hereto as Exhibit ___.

SECTION 7.   **Dispute Resolution Regarding Harmon Parties' Covenants:**

    A.   The Harmon Parties agree to be bound, in their individual capacity, by the Express Covenants in Section 2.

    B.   **Legal Action Against the Harmon Parties for Violations of Express Covenants:**

        1.   Any proceeding under Section 7.B.2 by the Studios against the Harmon Parties for breach of the Express Covenants must be filed initially in the Bankruptcy Court. If the Bankruptcy Court does not accept jurisdiction, the proceedings under Section 7.B.2, below, must then be filed with the Federal District Court for the District of Utah (Salt Lake City), and the Parties consent to jurisdiction (and will not dispute jurisdiction) before that Court and agree to stipulate and abide by the same timing considerations unless ordered otherwise. If both the Bankruptcy Court and the Federal District Court for the District of Utah refuse to accept jurisdiction, the proceedings under Section 7.B.2, below, must then be filed with the Third Judicial District Court in and for Salt Lake County, State of Utah, located at Matheson Courthouse, 450 South State Street in Salt Lake City, Utah. The Harmons Parties will consent and not object to the jurisdiction of the Bankruptcy Court for all purposes to enforce the Express Covenants against them and agree that the orders of the Bankruptcy Court are binding on and enforceable against them.

        2.   Any action filed by the Studios against the Harmon Parties for breach of the Express Covenants shall be an expedited proceeding, noticed with no more than ten (10) Business Days between the filing of the action and hearing, subject to the Bankruptcy Court's availability. Any written opposition to the action must be filed and served within two (2) Business Days before the hearing. The Utah Bankruptcy Court may, for good cause shown, allow discovery, increase in page limits or grant an extension of time.

        3.   The primary issues for the Bankruptcy Court's decision regarding an alleged violation of the Express Covenants are:

            a.   As it relates to Section 2.A, the issues referenced in Section 4.B.2(b)-(d); provided, however, the Harmon Parties are not precluded from raising other defenses that the Bankruptcy Court may consider in its discretion; and

            b.   As it related to Section 2.B and 2.C: whether the conduct violated the Covenant Not to Sue or the Covenant Not to Seek Certain Changes to Law.

        4.   If the Studios prevail against the Harmon Parties for violation of the Express Covenants, the Studios shall be entitled to only a temporary restraining order, preliminary injunction, or other equitable relief, and reasonable attorneys' fees and costs, as set forth in Section 7.C. The Studios shall not be entitled to monetary damages. For avoidance of any doubt, the Harmon Parties shall not be personally liable for any damages arising from the breach of this Settlement Agreement, other than to the extent of their equity interest in VidAngel where the Studios have the right to foreclose, and reasonable attorneys' fees and costs as set forth in Section 7.C.

        5.   The Harmon Parties agree that the Studios would be irreparably harmed by and are entitled to injunctive relief for a breach by the Harmon Parties of an Express Covenant and that monetary damages would be inadequate, impracticable, and difficult to prove.

    C.   **Attorneys' Fees:** In any action pursuant to Section 7.B brought against the Harmon Parties for a violation of the Express Covenants, the prevailing party (as determined by the court) shall be entitled to an award of its reasonable attorneys' fees and costs.

D. **Limitations:** Any legal action pursued by the Studios against the Harmon Parties personally for breach of the Express Covenants shall be subject to the following:

    1. The Studios' right to enforce the Express Covenants against the Harmon Parties shall expire fourteen (14) years from the Effective Date, unless terminated earlier as set forth in Section 7.D.2.

    2. If the Studios do not prevail on the merits in establishing a violation of the Express Covenants in two actions that the Studios commence during such fourteen (14) year period, the Studios will be barred from bringing any additional action for breach of the Express Covenants of this Settlement Agreement against the Harmons Parties in their individual capacities. (For example, and without limitation, this limitation on the Studios' right to bring additional actions would not apply if the court dismissed on procedural grounds or found a violation but declined to enter injunctive relief.)

    3. Unless the Harmon Parties are agents or principals of the Reorganized Debtor at the time of the act(s) allegedly giving rights to such a claim, nothing in this Section or in this Settlement Agreement applies to or limits the Studios' right to seek relief against the Harmon Parties under the Copyright Act, DMCA, or other applicable law in a court of competent jurisdiction. To the extent the Harmon Parties are agents or principals of the Reorganized Debtor at the time of the act(s) and acting in their capacity as agents or principals, however, Sections 3 and 4 of this Settlement Agreement shall apply.

SECTION 8. **Additional Provisions:**

A. **Notices:** All Notices under the Settlement Agreement shall be in writing, and shall be sent by overnight delivery and via email to all of the parties listed email addresses on the same day, as follows:

    1. **VidAngel, Inc. and/or Reorganized Debtor**
Attn: President/CEO
295 West Center Street
Provo, UT 84601

Email: studios-notice@vidangel.com

        -and-

Joseph M.R. Covey, Esq.
Parr Brown Gee & Loveless
101 South 200 East, Suite 700
Salt Lake City, Utah 84111
Email: jcovey@parrbrown.com

    2. **Harmon Parties**

To Neal Harmon
295 West Center Street
Provo, UT 84601
Email: neal@vidangel.com

To Jeffrey Harmon
295 West Center Street
Provo, UT 84601
Email: jeff@vidangel.com

-and for each of the Harmon Parties-

Joseph M.R. Covey, Esq.
Parr Brown Gee & Loveless
101 South 200 East, Suite 700
Salt Lake City, Utah 84111
Email: jcovey@parrbrown.com

3.   **Studios**

To Disney Enterprises, Inc., Lucasfilm Ltd. LLC, MVL Film Finance, LLC, and Twentieth Century Film Corporation
General Counsel
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

To Warner Bros. Entertainment Inc., New Line Productions, Inc., and Turner Entertainment Co.
Attn: General Counsel
4000 Warner Blvd.
Burbank, CA 91522

-and for each of the Studios-

Michael R. Johnson, Esq.
Ray Quinney & Nebeker P.C.
36 South State Street, 14th Floor
Salt Lake City, Utah 84111
Email: mjohnson@rqn.com

-and-

Rose Ehler, Esq.
Munger, Tolles & Olson LLP
350 South Grand Avenue, 50th Floor
Los Angeles, California 90071-3426
Email: rose.ehler@mto.com

4.   **Trustee**

George Hofmann, Trustee
Cohne Kinghorn, P.C.
111 East Broadway, 11th Floor
Salt Lake City, Utah 84111
Email: ghofmann@ck.law

-and-

Matthew M. Boley, Esq.
Jeffrey L. Trousdale, Esq.
Cohne Kinghorn, P.C.
111 East Broadway, 11th Floor
Salt Lake City, Utah 84111
Email: mboley@ck.law, jtrousdale@ck.law

5. Notices are deemed sent and received on the day the email is sent. If an email address is no longer current or operational, the Written Notice is nonetheless deemed sent in accordance with this provision.

6. A party may modify to whom notice is to be given by sending Written Notice to the other parties in compliance with this provision. The modification shall become effective upon receipt.

B. **Successors and Assigns:** This Settlement Agreement shall be binding on and/or inure to the benefit of any and all successors or assigns of VidAngel, the Studios, and the Studio Affiliates.

C. **Binding Effect:** Subject to entry of the Approval Order and Confirmation Order by the Bankruptcy Court, this Settlement Agreement is binding upon the Parties (and, only as applicable, the Harmon Parties) and any and all their respective heirs, successors and assigns. Nothing in this Settlement Agreement shall be construed to create any rights or obligations except among the Parties (or, as applicable, the Harmon Parties), and, except as expressly provided herein with respect to the Studio Affiliates and Released Parties, no person or entity shall be regarded as a third party beneficiary of this Settlement Agreement.

D. **Modifications and Amendments:** The terms and provisions of this Settlement Agreement may be modified or amended only by a written agreement executed by all Parties (and, if an amendment effects the rights or obligations of the Harmon Parties, by the Harmon Parties).

E. **Governing Law:** This Settlement Agreement hereunder shall be construed in accordance with and governed by the law of the State of Utah, without giving effect to the conflict of law principles thereof.

F. **Bankruptcy Court Approval:** The effectiveness of the Settlement Agreement is expressly conditioned upon the Bankruptcy Court's entry of (i) the Approval Order, approving the Settlement Agreement without changes and agreeing to assume jurisdiction to resolve disputes and (ii) the Confirmation Order confirming the Joint Chapter 11 Plan, to be proposed jointly by the Trustee and the Studios, without changes. In the event the Bankruptcy Court fails to enter the Approval Order and/or Confirmation Order, this Settlement Agreement shall become null and void, and the Parties shall be restored to the positions they enjoyed prior to their entry in this Settlement Agreement. Notwithstanding the foregoing, or any other provision of this Settlement Agreement to the contrary, the Parties immediately are, and shall be, obligated (A) to make their best efforts to obtain entry of the Approval Order promptly and on or before the deadline(s) specified herein, and (B) to jointly prepare, submit and request confirmation of a Joint Chapter 11 Plan, including the Exhibits, Note, and Security Agreement, in the Bankruptcy Case which, among other provisions, approves and implements the terms of this Settlement Agreement.

G. **Execution and Delivery:** This Settlement Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Settlement Agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery of a copy of this Settlement Agreement bearing an original signature by facsimile transmission or via electronic email in "portable document format" (PDF) shall have the effect as physical delivery of the paper document with the original signature.

H. **Settlement Discussions:** Nothing in this Settlement Agreement shall be deemed an admission of any kind. To the extent provided by Federal Rule of Evidence 408 and any applicable state rules of evidence, the Settlement Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than in support of a proceeding to enforce the terms of this Settlement Agreement.

I. **Integration Clause:** This Settlement Agreement reflects the entire agreement between the Parties and Harmon Parties with respect to the matters specifically addressed herein (but not the contemplated separate agreements) and supersedes any and all prior written and/or oral agreements, negotiations, discussions, or understandings. However, this Settlement Agreement is part of an overall series of agreements transaction embodied in the Joint Chapter 11 Plan and Exhibits thereto, the Note, and Security Agreement, each of which will include many customary commercial terms and provisions. While it is anticipated that the Plan, Note, and Security Agreement may contain terms in addition to those specified herein, they shall not directly contradict the terms of this Settlement Agreement. This Settlement Agreement may be altered or modified only in writing signed by the parties hereto.

J.   **Limited Releases:**

    1.   The Debtor, the Reorganized Debtor, the Chapter 11 Trustee, and the Harmon Parties (the "**Debtor and Harmon Parties Releasors**"), and all persons claiming by, through or under them shall be deemed to have fully released and discharged the Studios and their agents, attorneys, employees, officers, directors, representatives, affiliates, subsidiaries, predecessors, successors and assigns (collectively, the "**Studio Released Parties**"), from any and all manner of actions, causes of action in law or equity, suits, debts, liens, contracts, liabilities, claims, demands, damages, losses, fees, costs or expenses, set offs, or claims for recoupment, of any kind or nature whatsoever, known or unknown, fixed or contingent, (collectively, "**Claims**") that concern, arise out of or relate to, the Claims and allegations in the California Action, the Utah Declaratory Judgment Action or the Bankruptcy Case that were asserted or could have been asserted by the Debtor and the Harmon Parties in any of those actions, or could have been asserted in any forum or proceeding or otherwise by the Debtor and the Harmon Parties against the Studio Release Parties that the Debtor and Harmon Parties Releasors have or may have against the Studio Release Parties, from the beginning of time to the Effective Date (collectively the "**Debtor and Harmon Parties' Released Claims**"). The Debtor and Harmon Parties' Released Claims do not include claims that concern, arise out of, or are based upon the Settlement Agreement, Plan, Note, Security Agreement, Covenant Not to Compete, including all exhibits and attachments thereto, arising after the Effective Date.

    2.   The Studios, and all persons claiming by, through or under them (the "**Studio Releasors**") shall be deemed to have fully released and discharged the Debtor, the Reorganized Debtor, the Chapter 11 Trustee, and the Harmon Parties and their agents, attorneys, employees, officers, directors, representatives, affiliates, subsidiaries, predecessors, successors and assigns (collectively, the "**Debtor Release Parties**"), from any and all manner of actions, causes of action in law or equity, suits, debts, liens, contracts, liabilities, claims, demands, damages, losses, fees, costs or expenses, set offs, or claims for recoupment, of any kind or nature whatsoever known or unknown, fixed or contingent, (collectively, "**Claims**"), that concern, arise out of or relate to, the Claims and allegations in the California Action, the Utah Declaratory Judgment Action or the Bankruptcy Case that were asserted or could have been asserted by the Studio Releasors in any of those actions, or could have been asserted in any forum or proceeding or otherwise by the Studio Releasors against the Debtor Release Parties that the Studio Releasors have or may have against the Debtor Release Parties, from the beginning of time to the Effective Date; (collectively the "**Studios Released Claims**"). The Studios Released Claims do not include claims that concern, arise out of, or are based upon the Settlement Agreement, Plan, Note, Security Agreement, Covenant Not to Compete, including all exhibits and attachments thereto, arising after the Effective Date.

    3.   **Section 1542 Waiver:** Each party expressly waives and relinquishes, to the fullest extent permitted by law, the provisions, rights, and benefits conferred by any law of any state or territory of the United States, or principle of common law, or international or foreign law, which would limit the scope of the releases provided above, including any provision which is similar, comparable, or equivalent to Section 1542 of the California Civil Code, which provides:

    A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.

K.   **Joint Chapter 11 Plan**. The Trustee and the Studios shall prepare, file and seek to confirm a Joint Chapter 11 Plan in the Bankruptcy Case based on the Studios' Plan, as amended May 14, 2020, which, among other provisions, approves and implements the terms of this Settlement Agreement. Among other provisions, the Joint Chapter 11 Plan will provide for inclusion of the Express Covenants as part of the Plan as they relate to the Reorganized Debtor, the dismissal of the appeals from the California Action and the Note, Security Agreement and Covenant Not to Compete, which are being finalized concurrently with this Settlement Agreement and are material parts of the consideration for this Settlement Agreement. The Joint Chapter 11 Plan shall be consistent with this Settlement Agreement and if there is inconsistency, this Settlement Agreement shall control. The Trustee shall be a co-proponent of the Joint Chapter 11 Plan. The Parties shall work diligently to file the Joint Chapter 11 Plan on or before September 10, 2020 and seek an Approval Order and Confirmation Order from the Bankruptcy Court on or before September 15, 2020, subject to the Bankruptcy Court's schedule. The Parties will request that the Bankruptcy Court make the Joint Chapter 11 Plan effective as of the first Business Day following entry of the Confirmation Order. The Harmon Parties agree that, provided the terms of the Joint Chapter 11 Plan are consistent with the terms of this Settlement Agreement, they shall vote for and otherwise support confirmation of the Plan. The Trustee has proposed and the Studios will not object to inclusion in the Joint Chapter 11 Plan the provisions contained in Exhibit A hereto.

L.   **Permanent Injunction:** Nothing in this Settlement Agreement shall affect the exclusive jurisdiction of the California Court over the Permanent Injunction, which shall remain binding and in full effect following the Effective Date.

M. **Dismissal of Appeals:** Within three (3) Business Days of the Effective Date, the Reorganized Debtor and/or Trustee will file a Notice of Voluntary Dismissal of the appeals of the California Action, Ninth Circuit Case Nos. 19-56174, 20-55352.

N. **No Construction Against Drafter:** The Parties and the Harmon Parties to this Settlement Agreement have each cooperated in its drafting and preparation. Thus, the language of all parts of this Settlement Agreement shall in all cases be construed as a whole, according to its fair meaning and not strictly for or against any party as the drafter thereof.

O. **Additional Representations and Warrants:**

1. The Parties and the Harmon Parties, and each of them, represent and declare that in executing this Settlement Agreement, they rely solely upon their own judgment, belief and knowledge, and on the advice and recommendations of their own independently selected counsel, concerning the nature, extent and duration of their rights and claims and that they have not been influenced to any extent whatsoever in executing the same by any representations or statements covering any matters made by any of the Parties or the Harmon Parties or by any person representing them or any of them. The Parties and the Harmon Parties acknowledge that no party hereto nor any of their representatives has made any promise, representation or warranty whatsoever, written or oral, as any inducement to enter into this Settlement Agreement, except as expressly set forth in this Settlement Agreement.

2. The Parties and the Harmon Parties further represent and warrant that they have carefully read and considered all aspects of this Settlement Agreement and know and understand all the contents thereof, and that they signed this Settlement Agreement freely and voluntarily, without duress or coercion of any kind, having had the opportunity to consult with counsel throughout this process. The representative from each company executing this Settlement Agreement represents that he/she is empowered to do so on its behalf and thereby bind his or her respective company.

IN WITNESS WHEREOF, the parties have executed and entered into this Settlement Agreement on the day and year written above:

VIDANGEL, INC.

a Delaware Corporation and debtor in bankruptcy

By /s/ George Hoffmann
George Hofmann
Trustee of VidAngel, Inc.

DISNEY ENTERPRISES, INC.

By /s/ Gregory Belzer
Print Name: Gregory Belzer
Print Title: Assistant Treasurer, Disney Enterprises, Inc.

LUCASFILM LTD., LLC

By /s/ Daniel E. Grossman
Print Name: Daniel E. Grossman
Print Title: Vice President, Lucasfilm LTD., LLC

TWENTIETH CENTURY FOX FILM CORPORATION

By /s/ Chakira H. Gavazzi
Print Name: Chakira H. Gavazzi
Print Title: Secretary, Twentieth Century Fox Film Corporation

WARNER BROS. ENTERTAINMENT, INC.

By /s/ Patrick T. Perkins
Print Name: Patrick T. Perkins
Print Title: SVP, Chief IP Counsel

MVL FILM FINANCE, LLC

By /s/ Carlos A. Gomez
    Print Name: Carlos A. Gomez
    Print Title: Treasurer, MVL Film Finance LLC

NEW LINE PRODUCTIONS, INC.

By /s/ Patrick T. Perkins
    Print Name: Patrick T Perkins
    Print Title: SVP, Chief IP Counsel

TURNER ENTERTAINMENT CO.

By /s/ Patrick T. Perkins
    Print Name: Patrick T Perkins
    Print Title: SVP, Chief IP Counsel

SIGNING SOLELY AS TO SECTIONS 1, 2 AND 7 AND PORTIONS OF SECTIONS 6 and 8:

 /s/ Neal Harmon
NEAL HARMON, an individual

/s/ Jeffrey Harmon
JEFFREY HARMON, an individual

EXHIBIT A

Notwithstanding anything to the contrary under the Plan, the Reorganized Debtor may issue new equity interests after the Effective Date, including without limitation, by: (i) offering employees "options" or "rights" to purchase equity interests in the Reorganized Debtor; (ii) implementing new rounds of Crowdfunding; (iii) issuing or selling shares, certificates, notes, bonds, indentures, purchase rights, options, warrants, or other instruments, documents, or methods providing for new ownership interests in the Reorganized Debtor (collectively, the "New Equity Options"). Nothing herein is intended to constitute the disclosure of such information as may be required by the SEC, similar state agencies, or federal or state law for the sale of securities. In the event that any or all of the New Equity Options are implemented, the Reorganized Debtor shall provide such disclosures at such time as are required by applicable law. The Debtor is, and shall be, authorized to issue and award up to 956,200 Class A Stock Options to the Debtor's Employees as of the Effective Date. To the extent that the Debtor has reserved additional Class A Options for its Employees or future employees, the Reorganized Debtor may issue or award such options at any time after the Effective Date. Subject to the requirements of its organizational and other corporate documents, the Reorganized Debtor shall retain full discretion as to how, to whom, and in what amounts it will issue the Class A Stock Options.

The Reorganized Debtor may restructure or otherwise reorganize its corporate structure, including, without limitation, by "spinning off" its "original content" line of business, its Self-Selected Viewing Service business, and its "DryBar Comedy" line of business into three or more separate entities. It is possible that such a "spin off" could entail the transfer of a portion, all, or substantially all of the Reorganized Debtor's assets into one or more newly formed entities. Notwithstanding any "spin off" of any of its lines of business, the new entities, the Reorganized Debtor, and all property of the new entities and the Reorganized Debtor, shall remain subject to the provisions of this Settlement Agreement and the Plan and the Plan Supplement Documents as though each is considered to be part of "Reorganized Debtor" or its property, including without limitation paying obligations under the Plan, the Express Covenants, and the Note and Security Agreement. Further, each new entity shall sign such further documentation as the Studios may reasonably request in order to document and affirm or reaffirm their agreement to be bound by the terms of this Settlement Agreement, the Plan and the Plan Supplement Documents, and the Studios are hereby authorized to file and/or record such UCC-1 financing statements or other document as they deem appropriate in their sole discretion to evidence the creation, attachment and/or perfection of their lien on the assets of the new entities.

Any covenant not to compete to be signed by the Harmon Parties pursuant to the Plan shall be limited to one year and to the business of filtering content.